Exhibit 21.1

Subsidiaries of the Registrant

Jurisdiction of
Parent Organization	Subsidiaries	Organization
Montpelier Re Holdings Ltd. (the Registrant)	Montpelier Reinsurance Ltd.	Bermuda

Montpelier Re Holdings Ltd. (the Registrant)	Montpelier Agency Ltd.	Bermuda

Montpelier Reinsurance Ltd.	Montpelier Marketing Services (UK) Ltd.	United Kingdom

Montpelier Reinsurance Ltd.	Montpelier Holdings (Barbados) SRL	Barbados